CERTIFICATE OF QUALIFIED PERSON

Simon Allard, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4578
Fax: (604) 664-3057
simon.allard@amec.com

I, Simon Allard P.Eng, am employed as a Financial Analyst with AMEC Americas Limited.

This certificate applies to the technical report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc.

I am a registered Professional Engineer in the Province of British Columbia. I graduated from Université Laval in 2004 with a Baccalauréat coopératif en génie des mines et de la minéralurgie degree.

I have practiced my profession for five years. I have been directly involved in cash-flow modelling, risk evaluation, real-options valuation, financial analysis, marketing studies and financial review of mines including Araguaia (base metals) in Brazil, Oyu Tolgoi (copper-gold) in Mongolia, Gibellini (vanadium) in Nevada, Bisha (polymetallic) in Eritrea, Gaho Kue (diamonds) in NWT and Gurupi (gold) in Brazil.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Michelin uranium project.

I am responsible for Sections 1, 2, 3, 19.12, 19.13, 9.16, 20, 21, 22, and 23 of the Technical Report.

I am independent of Fronteer Development Group Inc. as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Michelin uranium project since July 2009 as part of preparation of this Technical Report.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com

I have read NI 43–101 and this Technical Report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Signed and sealed”

Simon Allard, P.Eng.

Dated: 23 October 2009

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com